Exhibit 99.5

ASX:ALD | TSX:ALG | AIM:AGLD	18 October 2010

Company Announcements Office
Australian Securities Exchange Ltd

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

EXPLORATION SUCCESS CONTINUES AT
GOLD RIDGE AND SIMBERI

HIGHLIGHTS

•	GOLD RIDGE
o	First pass RC drilling (46 holes / 2,034 metres) completed at Namachamata

o	Best intercept 20 m @ 5.61 g/t Au from surface in GRC007

o	IP geophysics identifies new targets beyond the known mineralisation at Valehaichichi and Namachamata

o	Diamond core drilling programme to commence

•	SIMBERI
o	On-going core drilling returns best down hole intercept of 31m @ 2.46g/t gold from 85m in sulphide at Botlu deposit

•	TATAU
o	First core hole completed (200m) at Mt Letam prospect, second in progress at 270m; results pending

OVERVIEW

Exploration is underway at Gold Ridge, Solomon Islands, with both RC drilling and IP geophysical survey programmes in progress. Initially targeting the planned Year 1 mining areas of Namachamata and Valehaichichi deposits and surrounds, the IP survey also extended over the proposed OSF site north of Valehaichichi.

The IP geophysical survey successfully identified both the Valehaichichi and Namachamata deposits and located similar responses outside the limits of drill testing. This includes in the area of the proposed Valehaichichi Overburden Storage Facility (VAL_OSF) to the northeast of the deposits.

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Figure 1 Gold Ridge Project – Deposit outlines with Interpretive Geology.

In PNG, Allied Gold Limited (ASX:ALD) continues to aggressively drill for gold mineralisation in both oxidised and fresh sulphide material at Simberi, seeking to both support the current mining project and locate additional resources for a future sulphide operation currently subject of a Pre-Feasibility study. Gold assays received for samples from eight (8) diamond core and two (2) RC holes, drilled at the Botlu deposit, Simberi, produced encouraging best down hole intercepts of:

SDH131  20m @ 2.10g/t Au from 92m in sulphides

SDH138  31m @ 2.46g/t Au from 85m in sulphides

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Core drilling also commenced at the Mt Letam Prospect on the adjacent island Tatau, with one hole completed for 200m and a second, planned for 350m, in progress at 270m.

GOLD RIDGE, SOLOMON ISLANDS

Allied Gold’s exploration drilling commenced at Gold Ridge in mid-July.  The 46 RC holes for 2,034m, drilled to date, achieved a first pass coverage of the Namachamata pit on anapproximate 50m line spacing.

Assays for a total 648 drill hole samples from the RC holes drilled at the southern end of the Namachamata deposit were received in September. The most encouraging down hole intercept was found in GRC007, with 20 m @ 5.61 g/t Au from surface, as it occurs in a previously untested area on the SE side of the pit, opening up the possibility for further success in under-drilled areas around each of the known deposits.

Figure 2 Gold Ridge Project Exploration – Namachamata Deposit RC Drilling – north looking section 40650mN with drill hole traces annotated with >0.5 g/t gold assays. Previous drilling is shown in pastel hues.

A full breakdown of the Namachamata downhole intercepts by several assay cut-offs is provided in Table 1 appended at the end of this release.

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Ten line kilometres, approximately 50% of the originally planned of Pole-Dipole IP geophysical survey, was completed. As anticipated from the geology, the IP survey located flat dipping conductors associated with both the Valehaichichi and Namachamata deposits.

A similar chargeability response was also found under the preferred VAL_OSF site, confirming the high prospectivity of the Gold Ridge mineralised corridor beyond the extent of the presently known deposits and drilling. 3D modelling of the IP survey results and existing drilling will be used together to indentify core drilling targets.

A core rig is presently being mobilised to site to allow testing of the deep targets, beyond the maximum 150m hole depth capacity of the RC rig on site.

Figure 3 Gold Ridge Project Exploration – IP Survey – Chargeability response over northern end of Valehaichichi deposit and proposed VAL_OSF site (broken black line on plan)

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SIMBERI, PNG

At Simberi, core drilling (25 holes / 4,841 m in Sep ’10 Qtr) is testing for gold mineralisation in fresh rock below and along strike from several known oxide deposits.

Assays received for 8 core and 2 RC holes drilled at the Botlu deposit, produced several encouraging down hole intercepts including 31m @ 2.46g/t Au from 85m in sulphides in hole SDH138. The epithermal mineralisation occurs in volcanic breccias that intrude a porphyritic andesite host rock.

Figure 4 Botlu Prospect - Collar and traces of holes drilled prior to (grey) and during Sep 2010 Qtr (magenta = drilled – assays received; blue = drilled / assays awaited)

A full breakdown of the Botlu downhole intercepts by several assay cut-offs is provided in Table 2 appended at the end of this release.

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The true width of mineralisation in SDH138 is estimated to be approximately 75% of the reported down hole length, as it appears to cut the mineralisation at right angles to its overall strike. Additional information is required to determine the true width of each down hole intercept lengths.

The results from hole SDH138 have confirmed the Botlu mineralisation down dip and opened up exploration possibilities on the north side of the deposit. Additional N to S drilling at Botlu is planned before a resource estimate of gold in suphide material is commissioned.

Figure 5 Botlu Deposit – N-S section (looking west) illustrating gold intersections in core holes SDH129 and SDH138.

TATAU, PNG

Exploration drilling re-commenced on Tatua Island, to the immediate south of Simberi Island, and covered by part of Allied Gold’s Exploration Licence EL609. At Mt Letam one hole was completed at 200m and a second hole is in progress (270m, 14/10/2010) testing up dip and along strike from a geochemical anomaly in a hole drilled in the 1970’s by previous explorer Kennecott. Two main rock types are recognized in each hole, an upper medium grained intermediate intrusive body and a lower polymictic breccia. The breccia hosts 5-10% fine grained disseminated sulphides, both in its matrix and in fractures. Kennecott’s hole intersected only the medium grained intermediate intrusive body.

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APPENDIX

A complete listing of down hole intercepts from core holes drilled at the Namachamata deposit, Gold Ridge, calculated using a 0.5g/t Au minimum assay cut-off, is presented in Table 1 below.

Table 1 Namachamata Deposit - >0.5 g/t Mineralised Intercepts - Reported September 2010

Hole	GR m North	GR m East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
GRC0001	40556.0	23540.0	474.1	-90 / 360	0.0	31.0		0.65	ALS_TSV
					11.0	21.0	10.0	1.85	TR, SU
				incl	16.0	21.0	5.0	3.01	SU
				incl	19.0	20.0	1.0	9.81	SU
GRC0002	40547.4	23565.9	466.5	-90 / 360	0.0	30.0		2.07	ALS_TSV
					0.0	15.0	15.0	2.08	OX, TR, SU
				incl	0.0	4.0	4.0	3.01	OX
				incl	1.0	2.0	1.0	5.79	OX
				and	6.0	15.0	9.0	2.00	OX, SU
				incl	10.0	12.0	2.0	3.59	SU
					25.0	30.0	5.0	5.76	SU
				incl	29.0	30.0	1.0	26.6	SU
GRC0003	40596.7	23567.3	462.8	-60 / 270	0.0	30.0		2.38	ALS_TSV
					10.0	22.0	12.0	5.31	OX, SU
				incl	11.0	15.0	4.0	11.6	SU
				incl	12.0	15.0	3.0	13.9	SU
				incl	13.0	14.0	1.0	21.2	SU
					18.0	21.0	3.0	2.92	OX, SU
					27.0	30.0	3.0	1.35	SU
GRC0004	40594.6	23580.5	463.0	-60 / 270	0.0	30.0		2.59	ALS_TSV
					1.0	17.0	16.0	2.86	OX, TR, SU
				incl	4.0	6.0	2.0	5.66	OX
				incl	4.0	5.0	1.0	7.52	OX
				and	8.0	16.0	8.0	3.12	OX, TR,SU
					23.0	30.0	7.0	4.32	TR, SU
				incl	25.0	27.0	2.0	11.7	TR, SU
				incl	25.0	26.0	1.0	21.6	TR
GRC0005	40599.7	23542.8	467.0	-60 / 270	0.0	30.0		0.69	ALS_TSV
					17.0	23.0	6.0	3.03	TR
				incl	17.0	22.0	5.0	3.45	TR
				incl	21.0	22.0	1.0	5.89	TR
GRC0006	40651.1	23550.1	459.6	-60 / 270	0.0	30.0		0.11	ALS_TSV
					No significant results
GRC0007	40650.8	23522.9	463.8	-60 / 270	0.0	30.0		3.80	ALS_TSV
					0.0	20.0	20.0	5.61	OX, TR
				incl	5.0	7.0	2.0	3.21	OX
				and	9.0	10.0	1.0	5.11	OX
				and	12.0	16.0	4.0	17.7	OX
				incl	13.0	16.0	3.0	22.2	OX
				incl	13.0	14.0	1.0	47.1	OX
GRC0008	40598.9	23604.6	451.1	-60 / 270	0.0	30.0		0.73	ALS_TSV
					0.0	3.0	3.0	0.92	OX
				incl	0.0	2.0	2.0	1.11	OX
					14.0	19.0	5.0	1.45	TR
					22.0	28.0	6.0	1.35	TR

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Table 1 cont. Namachamata Deposit - >0.5 g/t Mineralised Intercepts - Reported September 2010

Hole	GR m North	GR m East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
GRC0009	40648.9	23596.7	443.5	-60 / 270	0.0	30.0		1.75	ALS_TSV
					0.0	6.0	6.0	0.99	OX
				incl	2.0	6.0	4.0	1.14	OX
					9.0	30.0	21.0	2.19	TR, SU
				incl	12.0	14.0	2.0	1.40	TR
				and	16.0	18.0	2.0	2.26	TR
				and	20.0	25.0	5.0	3.19	TR
				incl	21.0	23.0	2.0	5.99	TR
				incl	22.0	23.0	1.0	7.26	TR
				and	27.0	28.0	1.0	15.2	TR
GRC0010	40600.5	23618.1	448.3	-60 / 270	0.0	30.0		1.00	ALS_TSV
					0.0	3.0	3.0	1.79	OX
				incl	1.0	3.0	2.0	2.22	OX
					8.0	9.0	1.0	6.50	TR
					21.0	26.0	5.0	2.58	SU
				incl	22.0	25.0	3.0	3.85	SU
				incl	24.0	25.0	1.0	7.91	SU
GRC0011	40591.8	23642.4	445.4	-60 / 270	0.0	30.0		0.11	ALS_TSV
					No significant results
GRC0012	40499.2	23599.5	440.5	-60 / 270	0.0	30.0		0.48	ALS_TSV
					7	11	4.0	1.59	TR
GRC0013	40647.0	23623.3	435.5	-60 / 270	0.0	30.0		0.44	ALS_TSV
					6	8	2.0	0.65	SU
					10	12	2.0	0.70	SU
					22	30	8.0	0.82	SU
GRC0014	40647.6	23639.7	433.2	-60 / 270	0.0	51.0		0.46	ALS_TSV
					0	4	4.0	0.99	OX
					9	17	8.0	1.01	SU
					29	32	3.0	0.74	SU
GRC0015	40651.0	23680.1	424.8	-60 / 270	0.0	30.0		0.02	ALS_TSV
					No significant results
GRC0016	40649.0	23663.7	428.4	-60 / 270	0.0	42.0		0.08	ALS_TSV
					No significant results
GRC0017	40510.1	23626.5	428.0	-60 / 270	0.0	20.0		0.43	ALS_TSV
					0	5	5.0	0.94	OX
GRC0018	40550.5	23589.0	460.8	-60 / 270	0.0	30.0		0.49	ALS_TSV
					2	10	8.0	1.40	OX
GRC0019	40516.4	23558.3	469.4	-60 / 270	0.0	35.0		0.62	ALS_TSV
					1	5	4.0	0.92	OX
					16	21	5.0	2.01	TR, SU
				incl	19	21	2.0	4.20	SU
					30	32	2.0	0.78	SU
GRC0020	40514.3	23536.0	474.3	-60 / 270	0.0	50.0		0.27	ALS_TSV
					9	14	5.0	1.07	TR, SU

A complete listing of down hole intercepts from core holes drilled at the Boltu deposit, Simberi, calculated using a 0.5g/t Au minimum assay cut-off, is presented in Table 2 below.

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Table 2 Botlu Deposit - >0.5 g/t Mineralised Intercepts - Reported September 2010

Hole	TIG m North	TIG m East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH125	208076.6	43543.3	194.7	-60 / 360	0.0	251.1		0.27		ALS_TSV
			loss 2.5m		0.0	24.0	24.0	0.94		OX, SU
			loss 0.7m	incl	0.0	4.0	4.0	2.68		OX, SU
			loss 0.7m		42.0	52.0	10.0	1.48		SU
				incl	46.0	48.0	2.0	2.78		SU
Total core loss = 9.7 m
SDH128	208335.9	43252.8	192.4	-60 / 360	0.0	250.0		0.21		ALS_TSV
			loss 3.1m		11.0	36.0	25.0	0.84		OX
			loss 1.55m		60.0	69.0	9.0	1.57		OX, TR, SU
				incl	66.0	68.0	2.0	3.51		OX
			loss 0.1m		173.0	175.0	2.0	2.58	19.3	SU
Total core loss = 28.6 m
SDH129	208131.3	43438.0	220.8	-60 / 360	88.0	251.0		0.44		ALS_TSV
					0.0	88.0	unsampled
			loss 0.1m		102.0	108.0	6.0	1.25		SU
			loss 4.2m		114.0	142.0	28.0	1.61		SU
			loss 0.2m	incl	116.0	118.0	2.0	3.45		SU
			loss 0.6m	and	129.0	133.0	4.0	3.35		SU
Total core loss = 9.2 m
SDH131	208077.1	43654.6	221.3	-60 / 360	50.0	291.0		0.31		EXLAB
					0.0	50.0	unsampled
			loss 3.0m		92.0	112.0	20.0	2.10		SU
			loss 0.2m	incl	98.0	105.0	7.0	5.08		SU
			loss 0.2m	incl	100.0	104.0	4.0	7.54		SU
					286.0	290.0	4.0	1.72		SU
Total core loss = 18.7 m
SDH132	208381.7	43400.4	205.3	-60 / 360	0.0	200.0		0.15		EXLAB
					No significant intercepts
Total core loss = 17.4 m
SDH134	207854.6	43754.9	145.5	-60 / 360	50.0	271.1		0.12		EXLAB
					0.0	50.0	unsampled
					No significant intercepts
Total core loss = 17.4 m
SDH135	208116.7	43494.6	198.4	-60 / 360	30.0	265.5		0.07		EXLAB
					0.0	30.0	unsampled
			loss 0.3m		116.0	127.0	11.0	0.83		SU
					156.0	163.0	7.0	1.78		SU
				incl	159.0	160.0	1.0	5.20		SU
Total core loss = 5.6 m
SDH138	208383.4	43453.7	226.9	-70/ 180	60.0	167.7		1.48		EXLAB
					0.0	60.0	unsampled
		loss 3.4m			85.0	116.0	31.0	2.46		SU
		loss 3.4m		incl	86.0	104.0	18.0	3.05		SU
				incl	97.0	98.0	1.0	5.13		SU
				incl	100.0	101.0	1.0	5.37		SU
		loss 1.3m			124.0	148.0	24.0	2.25		SU
		loss 0.2m		incl	126.0	130.0	4.0	3.08		SU
				and	132.0	136.0	4.0	1.83		SU
		loss 0.7m		and	138.0	144.0	6.0	4.34		SU
		loss 0.2m		incl	142.0	143.0	1.0	16.3		SU
					154.0	158.0	4.0	2.01		SU
					164.0	167.0	3.0	4.42		SU
				incl	165.0	166.0	1.0	9.21		SU
Total core loss = 7.6 m

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Table 2 cont : Botlu Deposit - >0.5 g/t Mineralised Intercepts - Reported September 2010

Hole	TIG m North	TIG m East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
RC1820	208166.3	43403.1	228.7	-60 / 292	0.0	120.0		0.01	87.3%	EXLAB
					No significant intercepts
Avg Estimated Recovery 87.3%
RC1821	208169.5	43407.2	228.5	-60 / 360	0.0	120.0		0.11	89.6%	EXLAB
					No significant intercepts
Avg Estimated Recovery 89.6%

Tables 1 and 2 Notes:

•
Broad down hole intercepts are determined using a cut-off of 0.5 g/t Au and a minimum grade*length of 5gmpt. Such intercepts may include material below cut-off but no more than 5 sequential meters of such material and except where the average drops below the cut-off.   Selvage is only included where its average grade exceeds 0.5/t. Using the same criteria for included sub-grade, supplementary cut-offs of 2.5g/t , 5.0g/t and 10g/t are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole.  No high grade cut is applied.

•
 Drill core was cut with a diamond saw and half-core samples were taken for assaying, generally over one metre intervals. The samples were bagged and delivered to the Company's on-site sample preparation facility in the same secured compound at Simberi. The core samples were then crushed to minus 2 mm and riffle split with half the sample pulverised to 90% passing 75 microns. Approximately 150 g of pulverised sample was bagged for shipment to the selected analytical laboratory. The remaining half core and coarse crushed material and a 200 g reference pulp sample were all archived in an adjacent locked storage area.

•
RC samples, collected below a cyclone over 1 metre intervals, were split to 1kg, using a single tier riffle splitter. The 1kg samples were bagged and delivered to the Company's on-site sample preparation facilities at the site where the drilling was done, either Simberi or Gold Ridge.  The RC cutting samples were then crushed to minus 2 mm and riffle split with half the sample pulverised to 90% passing 75 microns. Approximately 150 g of pulverised sample was bagged for shipment to the selected analytical laboratory. The remaining cuttings material and, at Simberi, a 200 g reference pulp sample were archived in an adjacent locked storage area.

•
The pulversised samples were analysed either by an ALS laboratory (independent of the Company) in Townsville, Australia (ALS_TSV) or, for Simberi samples only, an on-site Company laboratory at Simberi dedicated to exploration samples (EXLAB). The Company's QA/QC procedures include the insertion of approximately 15% commercially produced analytical standards, crushed and pulverized duplicates and blanks in each sample batch.

•
 The gold assay method is either Fire Assay with a 0.01g/t Au detection limit (ALS_TSV) or Aqua Regia digest of a 25g charge with a 0.02g/t Au detection limit (EXLAB).  Samples, with a reported below detection grade, are assigned a grade of half the detection limit.  Duplicates, inserted for QC purposes, are not averaged. Where reported, Ag grade is its weighted average over the same interval as that defined by the Au intercept. Ag is determined by ALS_TSV using an Aqua Regia digest of a 0.5g charge followed by ICP OES analysis, with a detection limit of 0.2g/t Ag.

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•
In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade.  The average grade over the length of hole sampled is shown as a ranking guide and is calculated without any cut-off applied.

•
The information provided in this report/statement/release constitutes Mineral Exploration Results as defined in JORC code, Clause 16. It is inappropriate to use such information for deriving estimates of tonnage and grade without fully taking into account its complete relational context.

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Executive Chairman

For enquiries in connection with this release, please contact:

Allied Gold Limited
Office of the Executive Chairman
Telephone +61 8 9353 3638

Corporate Office
Frank Terranova – CFO
Simon Jemison – Investor Relations & Media
Telephone +61 7 3252 5911 / 0418 853 922

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Board of Directors:

Mark Caruso
Executive Chairman & CEO

T Sean Harvey
Non Executive Director

Monty House
Non Executive Director

Tony Lowrie
Non Executive Director

Greg Steemson
Non Executive Director

Frank Terranova
Executive Director & CFO

Peter Torre
Company Secretary

ASX Code:   ALD
TSX Code:   ALG
AIM Code:   AGLD

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Exploration results, together with any related assessments and interpretations, have been verified by and approved for release by Mr P R Davies, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company.  Mr Davies has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr Davies consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Principal Office

34 Douglas Street
Milton, Queensland 4064

Telephone  +61 7 3252 5911
Facsimile    +61 7 3252 3552
Email           info@alliedgold.com.au

Website: www.alliedgold.com.au

Postal Address

PO Box 2019, Milton 4064

Registered Office

Unit B9, 431 Roberts Road
Subiaco, WA 6008

Share Registry

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold.  Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined.  Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management’s beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Computershare Investor Services Level 2, Reserve Bank Building 45 St Georges Terrace Perth, Western Australia WA 6000
Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities.  Any offer will be made only through an information circular or proxy statement or similar document.  Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information.  Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

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BACKGROUND

Allied Gold Limited’s gold production and exploration development portfolio is centred on the Pacific Rim of Fire, both at Simberi in the Tabar Islands Group of Papua New Guinea and at Gold Ridge, on Guadalcanal, in the Solomon Islands.  Simberi is approximately 80 kilometres from Lihir Island, which hosts a plus 40 million ounce gold resource.  The Pacific Rim of Fire is one of the world’s proven and most prospective gold jurisdictions (see diagram below).

In the two (2) year period, 2008-2010, Allied Gold produced 136,936 ounces of gold at Simberi.  Construction has commenced on expansion of the oxide plant at Simberi from 2Mtpa to 3.5Mtpa to increase life of mine annualised production to 95,000 oz.  A study focused on the feasibility of development of the sulphide resources at Simberi is looking at the optional configuration for an additional 90,000 oz pa sulphide operation.

In December 2009, Allied Gold acquired Australian Solomons Gold Limited (ASG) whose principal asset is the Gold Ridge mine located on the island of Guadalcanal in the Solomon Islands.  Whilst in operation, between 1998 and 2000, the mine produced in excess of 200,000oz.  Allied Gold is progressing the redevelopment of this asset to add an approximate 125,000oz of additional production to the group.

Total group combined Measured, Indicated and Inferred Resources stand at 7.8Moz.  Simberi currently hosts Measured, Indicated and Inferred mineral resources of approximately 5.7 million ounces of gold.  Gold Ridge hosts approximately 2.11Moz of Measured, Indicated and Inferred resources.  Group Reserves (Proven and Probable) total 3.43 million ounces, including 2.15 million ounces at Simberi and 1.28 million ounces at Gold Ridge respectively.

Allied Gold currently owns 100% of Simberi and 100% of the EL on the nearby Tatau and Big Tabar Islands covering a total area of 170km2. Allied also holds 130km2 of exploration tenure in the Solomon Islands.

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